David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Tel. (516) 887-8200
Fax (516) 887-8250

February 5, 2007

BY EDGAR AND
FAX (202) 772-9369

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Gary A. Newberry

Re:	Stargold Mines, Inc.
Item 4.01 Form 8-K
Filed January 29, 2007
File Number 0-51197

Dear Mr. Newberry:

On behalf of Stargold Mines, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") an amended Current Report on Form 8-K/A (the "Amended Form 8-K”) in response to the Commission's comment letter, dated January 31, 2007 (the “Comment Letter”), with reference to the Company's Current Report on Form 8-K (the “Form 8-K”) filed with the Commission on January 29, 2007.

In addition to the Amended Form 8-K, the Company supplementally responds to all the Commission's comments as follows:

1. The Amended Form 8-K has been revised to address the fact that although the principal accountant’s report on the financial statements contained in the Annual Report on Form 10-KSB for the year ended December 31, 2005 contained an explanatory sentence pertaining to the Company’s ability to continue as a going concern, such financial statements did not contain any adjustment that might result from the uncertainty stated therein.

2. As we discussed on Friday, February 2, 2007, Chang C. Park, CPA is currently registered with the Public Company Accounting Oversight Board.

3. The Company has revised the disclosure to state that there were no disagreements between Chang C. Park, CPA and the Company.

4.  The Company currently has no business or operations, but expects to close the acquisition of a Russian company. Upon the consummation of such transaction, all of the Company’s assets, revenues and operations will be located in Russia. SF Partnership, LLP has experience and expertise with Russian companies, including having Russian speaking Chartered Accountants on staff.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Form 8-K.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours, /s/ David Lubin & Associates, PLLC David Lubin & Associates, PLLC

cc: Marcus Segal

STARGOLD MINES, INC.
1840 Gateway Drive
Suite 200
San Mateo, California 94404
Telephone: (650) 378-1214

February 5, 2007

BY EDGAR AND
FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Gary A. Newberry

Re:	Stargold Mines, Inc.
Item 4.01 Form 8-K
Filed January 29, 2007
File Number 0-51197

Ladies and Gentlemen:

In connection with the amended Current Report on Form 8-K/A (the "Amended Form 8-K”) being filed simultaneous herewith in response to the Securities and Exchange Commission's comment letter, dated January 31, 2007, with reference to the Company's Current Report on Form 8-K filed with the Commission on January 29, 2007, the undersigned, being the sole officer and director of the Stargold Mines, Inc. (the “Company”), hereby acknowledges the following:

1.  The undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Form 8-K.

2.  Comments of the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to comments of the staff do not foreclose the Commission from taking any action with respect to the filing made by the Company.

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200. Thank you for your attention to this matter.

Very truly yours, Stargold Mines, Inc.

By:	/s/ Marcus Segal
Name: Marcus Segal
Title: Chief Executive Officer, Chief Financial Officer, Secretary and Director (Principal Executive, Financial, and Accounting Officer)